SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 29, 2009

BHP Billiton Plc (REG. NO. 3196209)

(Translation of registrant's name into English)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

29 October 2009

To:
London Stock Exchange
Australian Securities Exchange

cc:
New York Stock Exchange
Swiss Stock Exchange
JSE Limited
Deutsche Bank
UBS Zurich

For Announcement to Market

Please find attached addresses to shareholders currently being delivered at BHP Billiton Plc’s Annual General Meeting by the Chairman and the Chief Executive Officer.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meeting will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Brisbane on 26 November 2009. The results will then be communicated to the market.

Yours sincerely

Jane McAloon
Group Company Secretary

BHP Billiton Plc Annual General Meeting
Speeches by Don Argus, Chairman, BHP Billiton
and
Marius Kloppers, Chief Executive Officer, BHP Billiton
29 October 2009

BHP Billiton Plc Annual General Meeting
29 October 2009

Don Argus, Chairman, BHP Billiton

Good morning ladies and gentlemen and welcome to the 2009 Annual General Meeting of BHP Billiton Plc.

My name is Don Argus and I will chair today’s meeting. Thank you for taking the time to join us here this morning.

Before we officially begin the meeting, I need to draw your attention to the normal disclaimers we have to show you on these occasions, and remind you that they are important in relation to what we are going to talk about today.

Today’s meeting is also being webcast, so let me welcome those shareholders joining us online.

Let me start off by introducing your Directors, including one new board member. To your right is our Chief Executive Officer, Marius Kloppers.
Further to your right is Jac Nasser, your Chairman-elect, who will take over from me as Chairman in early 2010; Paul Anderson; Carlos Cordeiro; David Crawford; and David Jenkins. To your left we have John Buchanan, Keith Rumble, Gail de Planque and John Schubert. Alan Boeckmann and David Morgan also join us today via video conference.

Next to John is our newest Director, Wayne Murdy. Wayne has more than 30 years experience in the mining and petroleum industries and is highly regarded in the international resources industry. He was Chairman and Chief Executive Officer of Newmont Mining Corporation, the world’s largest gold producer, until 2007 and is a Director of Weyerhaeuser, America’s largest forest products company, and the US Telecommunications group Qwest. Please join me in welcoming Wayne to the Board.

While this is Wayne’s first Annual General Meeting it is sadly the last for David Jenkins. After nine years on the Board, David will retire at the conclusion of the BHP Billiton Annual General Meetings. He has made an outstanding contribution to BHP Billiton and I would like to publicly thank him for his great insights and wish him and his wife, Evanthia, and family, good health and success in the next phase of their lives.

Having welcomed Marius, I would also like to introduce the other members of the Group Management Committee. In the front row is Alberto Calderon, Group Executive and Chief Commercial Officer; Andrew Mackenzie, Group Executive and Chief Executive of the Non-Ferrous businesses; Marcus Randolph, Group Executive and Chief Executive of Ferrous and Coal; Karen Wood, Group Executive and Chief People Officer and Chairman of the Global Ethics Panel; Mike Yeager, Group Executive and Chief Executive of Petroleum; and sitting next to Marius, Alex Vanselow, our Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee.

Finally, to my right is our Group Company Secretary, Jane McAloon.

Also here this morning are Simon Figgis, Peter Nash and Martin Sheppard, representatives from the Group’s external auditor, KPMG.

Before we go any further let me give you a brief overview of today’s meeting.
I will talk about Board changes, give you an overview of the results and then ask Marius to speak to you about our operations, including the Western Australian Iron Ore Production Joint Venture with Rio Tinto.

We will then cover a few issues shareholders have asked me to address at this meeting and, finally, move onto the 14 items of business we have to cover.

This is the last Annual General Meeting of BHP Billiton Plc I will have the honour of chairing. After 13 years on the Board and ten years as Chairman, I am retiring as a Director in early 2010. My successor as Chairman, Jac Nasser, was chosen after an extensive 18 month process managed by the Senior Independent Director of BHP Billiton Plc, John Buchanan. The process included considering a number of external and internal candidates and conducting a secret ballot of the Board to determine the successor. The voting was overseen by our auditors KPMG.

Jac joined the Board in 2006 and is a member of the Risk and Audit Committee. He has extensive international business experience gained during 33 years with the Ford Motor Company where he was appointed President and Chief Executive Officer of the corporation’s global operations. After leaving Ford he became one of the original partners of One Equity Partners, the private equity arm of JP Morgan and is a Director of British Sky Broadcasting plc.

Now, as you all know, BHP Billiton is one of the world's largest and most successful companies. We have more than 100 operations across 25 countries.

Likewise, Jac is a true internationalist and over the years has held senior business leadership positions in Australia, Asia, South America, Europe and North America. He has already made an outstanding contribution to the Board and we are confident that he will be an outstanding Chairman. Jac - on behalf of the Board and all shareholders - we wish you all the best.

Now, moving on to the financial results.

As usual at our meetings, we will talk in US dollars because that is the currency we report in.

Eight years ago, when shareholders were asked to vote on the merger of BHP and Billiton, we said combining the two companies would create strength, flexibility and growth for shareholders. We said it would create a company of global scale with a diversified, high-quality portfolio of assets and that it would have financial strength through its powerful cash generation. The benefits of that strength, diversity and powerful cash generation are clear in our latest financial results.

The International Monetary Fund recently said that the breadth and severity of the financial crisis and economic slowdown were the most serious experienced since the 1930s.

Like almost all companies our revenue and profit were affected by the decline in demand for our commodities. In the six months from July to December 2008, for example, commodity prices fell on average between fifty and ninety per cent. Despite occasional short-term rallies in individual commodities, at the end of the 2009 financial year, average commodity prices were still off by almost 50 per cent from their peaks.

These conditions tested all resource companies. And, they tested the very basis for the BHP Billiton merger.

The bottom line is that we generated our highest ever net operating cash flow of $18.9 billion, increasing from $3.9 billion in 2002. Importantly for shareholders, our financial strength meant we could actually increase our dividend this year at a time when many other companies were maintaining, reducing or cutting out dividends altogether.

Equally our underlying EBIT margin of 40 per cent and our underlying return on capital of nearly 25 per cent are substantially above our industry peers and significantly above most companies of our size.

This is largely due to our strategy of investing in a high quality diversified portfolio of commodities.

We have a very simple but effective strategy. It is to invest in the very best large, long life, low cost, export oriented, assets. They must also be diversified by geography and commodity. We call these Tier one assets.

At the same time, we actively managed our balance sheet through the up-cycle to be well prepared for the down-cycle. Our net gearing is a very low 12 per cent.

These Tier one assets, combined with our strong balance sheet means that BHP Billiton is better positioned than most companies to benefit from an economic recovery.

Equally, our record cash flow and balance sheet strength enabled us to invest $11 billion or over $30 million a day in capital and exploration programs in the 2009 financial year. This at a time when many of our competitors were cutting back their investments.

Finally, and as I mentioned previously, our financial strength and performance means that we have maintained our progressive dividend policy. Despite the economic challenges this year we increased dividends by 17 per cent to 82 cents a share. In fact since the creation of BHP Billiton in 2001 we have paid out more than $32 billion in dividends and share buy-backs. This includes more than $18 billion in dividends alone.

On any measure your company has performed exceptionally well. For instance, total shareholder return, or TSR, has increased by 220 per cent over the last five years. With that type of performance your Board believes that BHP Billiton is strongly positioned to continue to invest in growth and to participate in opportunistic mergers and acquisitions that are consistent with our strategy.

The Western Australia Iron Ore Production Joint Venture with Rio Tinto is an example of our focused pursuit of growth in production capacity. We expect the proposed joint venture to unlock significant value from the companies' overlapping, world-class iron ore resources. Both companies believe the value of these unique production and development synergies will be more than $10 billion with many shareholders expressing support for this operating joint venture. Shareholders will have an opportunity to consider this transaction at a shareholder meeting to be held in 2010.

However, there is one critical area of our operations that remains completely unacceptable. While our overall safety performance improved across the group, during the year seven of our people died while at work. Five of those fatalities were at our Western Australian iron ore sites.

On behalf of the Board I express sincere condolences to the families and friends of all seven men.

While I know Marius will also touch on safety, let me make two key points:

•        we have made significant changes to the way we operate at our iron ore sites; and
•        we have made absolutely sure that our leaders understand our expectations in relation to safety and have clear accountabilities.

The Board is committed to do whatever is necessary to ensure all our people are in the safest possible working environment.

Before I ask Marius to speak let me give you our view of the global economy and the implications for BHP Billiton.

The global economy remains challenging but has been helped by unprecedented macroeconomic and financial policy support by governments. From a global perspective, this support is recognised by the International Monetary Fund amongst others, as providing substantial and critical support for the world economy and the financial services sector.

In the IMF update this month on the World Economic Outlook three key points are made:

•        first, that the global economy is expanding again and financial conditions have improved markedly. However, it will take some time for employment to improve significantly;
•        second, that the main policy priority still remains restoring financial sector health particularly in Europe and the US and to put in place financial reforms that prevent a similar future crisis; and
•        third, while it is too soon to end these policies, it is not too soon for governments and central banks to identify their strategies for returning budgetary and monetary positions to a more normal footing. Exit strategies from public support need to be clearly articulated to help guide markets.

We now need to avoid the situation where the global economy remains dependent upon record government spending and an environment of very low interest rates. We must all appreciate that the debt incurred by governments needs to be serviced and ultimately repaid.

While we believe the global economic recovery will be sluggish, we also continue to believe there will be strong long term demand for our products from the Asian region.

The real driver of China’s growth is industrialisation and urbanisation of its cities. The scale of construction required to support the mass migration in India and China from rural to city areas is almost beyond comprehension. But as nations industrialise, and urbanise, the commodities we produce are critical to their growth.

BHP Billiton is well positioned both financially and operationally to meet the resource needs of both the developing and developed economies as they return to health. In an uncertain world we remain confident of the ability of our company to continue to create value for shareholders, employees and the communities in which we operate.

On that note, I would like to invite your CEO, Marius Kloppers, to address the meeting.

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Don. Good morning everyone and thank you for joining us here today.

Don has covered the financial results, so I won’t go through them again in detail. What I would like to do is put some context around what we experienced during the 2009 financial year.

The 2009 financial year was extraordinary - unlike any I have seen during my career. The two distinct periods in the financial year could not have been more different. The first quarter saw rapid demand growth and record high commodity prices. In the second quarter, the severe and rapid global economic crisis hit the industry with massively reduced demand.

While spot prices for our commodities increased by up to 90 per cent from the absolute lows of the year, commodity prices at the end of our financial year were still generally 20 to 60 per cent lower than at the start of the year.

So, 2009 stands out as a tough year that strongly tested the industry as a whole.

In fact, coming off a period of a number of years of unwavering strong demand for resources, many of our peers had to rethink their long-held growth plans and make an about-turn in strategy in response to the global economic downturn. For many of our competitors, long-term shareholder value had to be sacrificed in order to manage through the down cycle. This meant scaling back or scrapping short term growth for long term security and – in some cases – for survival.

BHP Billiton was not immune to the challenges the economic downturn presented. However, it also highlighted the effectiveness and strength of our strategy, as well as the benefits to shareholders our long-term focus on this strategy has delivered.

Our strategy of focusing on a portfolio of tier one, low-cost, long-life, expandable and export oriented assets, diversified by geography and commodity, was fundamental to delivering the strong financial results Don took you through earlier.

On top of this, we always keep our assets under review, and take swift, decisive action for any operation that is not delivering the returns expected over the long term. We were uniquely positioned to ensure we did not have to sacrifice long-term value for short-term survival. But, given the extreme economic conditions we responded prudently so we were positioned for any continuing or sustained fall in demand.

Very early in the global financial crisis we acted quickly to curtail production across our metallurgical coal, manganese, nickel and iron ore pellet operations to protect our business from the impact of cash negative operations.

We are always mindful that these decisions can involve job losses. We know the impact this has on the people and the communities affected. Let me assure you these decisions are never taken lightly or easily.

Because of this disciplined approach we have, over time, built a portfolio of exceptional assets that has allowed us to deliver an underlying EBIT margin for the 2009 financial year of more than 40 per cent. Our focus on disciplined capital management ensured we were better prepared than most to not only manage through the downturn but to continue to invest substantially in growth.

Over the last year we approved four growth projects worth $5.9 billion. This brings our pipeline of projects currently in execution to about $14 billion. During the 2010 financial year we intend to invest approximately $10 billion in capital and exploration expenditure.

We also managed our balance sheet to leave us well positioned to take advantage of any opportunities the current market delivers, such as the Western Australia iron ore production joint venture Don talked about. This joint venture will see us invest a further $5.8 billion beyond the already sanctioned projects.

Now, let me briefly talk about one of the areas of most significance to all of us at BHP Billiton; safety.

Our workforce of employees and contractors is made up of approximately 100,000 talented people across 25 countries. Each of them works hard every day to deliver meaningful value to this business, and each and every one of them deserves to feel safe at work and free from harm.

I am personally, deeply concerned by any workplace accident, injury, illness or fatality. They are almost always avoidable, which makes the impact on the individuals involved, their families, friends and colleagues, all the more tragic. So, it is with a genuine and deep sense of regret that I report that in the 2009 financial year seven of our people died at work, five of which were at our Iron Ore business in Western Australia, and in financial year 2010, two people have died at work.

The leadership at BHP Billiton has always maintained that any injury is unacceptable. These fatalities reinforce the need for all of us – at every site, in every office and in every project - to leave nothing undone that can protect our people. To this end, we have reacted to these tragic losses with a range of measures, starting with reviews of our management procedures and safety systems.

The determination and rigour with which we address every incident has had some results. Encouragingly, we have made positive progress in achieving a continual reduction in both total recordable injury frequency, and classified injury frequency since 2007, as this slide shows. In the 2007 financial year, we had a total recordable injury frequency of 7.4 per million hours, and classified injury frequency of 4.3 per million hours. In the first quarter of the 2010 financial year, this has reduced to a total recordable injury frequency of 4.5 per million hours, and classified injury frequency of 3 per million hours.

Seven of our Customer Sector Groups reported improvements in Total Recordable Injury Frequency performance in 2009. Twenty-four BHP Billiton sites completed 12 months of operations without a Lost Time Injury. In aggregate, this amounts to more than 23 million hours of work without a Lost Time Injury.

Our challenge is to replicate this performance throughout our business. We must remain resolute in continuing our work towards zero workplace injuries. Health and safety is a serious issue across our whole business, and it is the number one performance measure for each and every executive. Every single employee at BHP Billiton knows that the health and safety of our people must never be sacrificed for production performance. We will not relent until we have eliminated these sorts of incidents from our operations.

I have talked a bit about the last financial year and would now like to spend a few minutes on the near term outlook for the world’s economies. Over the past six months we have seen quite a rebound in commodity prices and in particular, the velocity of the recovery in China has indeed been surprising.

China has been the major and sometimes only source of demand for commodities in the second half of 2009. This demand represented both restocking and underlying demand. The key question for us is just how much of the recovery in China has been as a result of pent-up demand from a much depleted inventory chain and how much represents real underlying demand?

We believe that recently there has been a substantial inventory build in China across commodities at both the end user level and with traders and strategic stockpiles. It is thus our view that restocking in China is now essentially complete and we are seeing signs of a pullback in demand as a consequence.

Outside of China, we saw steel capacity usage fall to 50 per cent in the three major steel markets of the US, Europe and Japan. We are now seeing the utilisation rate climb as the first evidence that restocking in the major economies has commenced.

The key driver of incremental commodities demand in the near term will be to what extent the OECD experiences a more usual post recession restocking, or whether the restocking will be more lethargic this time around. It is our view that we will come out of this recession less strongly than in previous cycles. We, therefore, believe it won’t be until mid 2010 before we see clean underlying demand that is not masked by inventory effects.

Having talked about the near term outlook, we have no reason to change our long-held view that Chinese growth will continue and will continue to be resources-intensive. We will maintain our focus on long-term growth in production capacity to meet these needs. This is where our strategic focus really comes into its own.

We remain uniquely positioned to capitalise on the opportunities before us. Our low gearing, strong cash flow and portfolio of investment options means we will continue to create sustainable, real value from the long-term demand for our commodities.

On a final note, before I give the floor back to the Chairman, can I thank Don Argus for his leadership as Chairman over the past decade on behalf of our employees and the management team?

I was part of the company when it was created in its present form. Since then, Don has been an inspirational leader. He has listened to management, provided invaluable advice, been an important mentor and, perhaps most importantly, challenged our ideas with robustness and clarity always reaching for the best answers and the best course for this company.

Don has been a central figure in turning BHP Billiton into the great company it is today.

Finally, I would like to thank shareholders for their continued support over the past 12 months. I look forward to meeting you all after the meeting.

With that, I’ll hand back to Don.

Don Argus, Chairman, BHP Billiton

Thank you Marius for those kind words. I would like to respond to those a little later.

On behalf of the Board, I want to thank our management team for their efforts this year. BHP Billiton has a world-class management team. Talented people make the difference in this complex world and the results we have discussed today are a demonstration of that.

Equally, the financial strength, the depth of our growth pipeline, and the human resource bench strength we have at every level of the group, is further evidence of a team of executives who take the long view.

I equally want to thank our 41,000 employees and 58,000 contractors for their contribution to the success of your company.

Now, let me move on to discuss the two major topics raised by shareholders.

The first is climate change. I want to start the discussion by making the point that BHP Billiton shares the view that mainstream science is right in pointing to high risks from unmitigated climate change.

Equally, we believe that economic growth and a healthy climate are not mutually exclusive. By dramatically increasing the carbon efficiency of what we produce, just as we have increased labour and capital efficiency in the past, we believe we can achieve both.

To do this we need to cut emissions while maintaining and growing output. In turn this broadly requires:

•        the power sector to move away from carbon intensive energy sources;
•        energy consumers to use power as efficiently as possible; and
•        greenhouse gas emissions to be reduced cost effectively.

To illustrate the challenge let’s look at the sources of energy used to generate electricity today and what is expected by 2025.

This slide shows that fuel sources for electricity supply over the next 15 years will continue to be mixed. You can see that nuclear and gas will gain share at the expense of coal. This makes economic sense.

Nuclear has very low life cycle emissions and gas has a significantly lower emissions footprint than coal. Both can produce large amounts of relatively cheaper electricity and both are the best broadly available substitutes for coal as base load electricity supply.

Can I emphasise that base load electricity supply meets the underlying every day demand for electricity. It is supplemented by more expensive peak load electricity during times when demand for electricity increases, such as during hot or cold weather. Renewables such as biomass, wind and solar will play a role but not for base load electricity.

However, on current estimates, around 40 per cent of global electricity generation in 2025 will still be coal-fired. In simple terms this means that coal emissions need to be addressed to have any chance of making a meaningful reduction in global emissions. There are only a few options to achieve this.

One option as already discussed is to progressively replace coal-fired power stations with nuclear and gas. The other is to install carbon capture and storage technology in existing and in new coal plants.

There is no doubt that carbon capture and storage technology has the potential to transform the carbon efficiency of coal fired power stations. Governments and the private sector are undertaking important research and development work on carbon capture, but as of today the technology is uncertain and the cost is still to be established. It will require substantial re-engineering of existing coal plants and in some instances complete replacement of furnaces. Whichever option is adopted, it will be expensive and any cost will flow directly to industry and eventually to all consumers.

But as an industry and community we must reduce coal emissions.

We touched on nuclear energy earlier. There is no doubt that nuclear is a part of the low-carbon strategy for some countries. Already 16 countries depend on nuclear power for at least a quarter of their electricity. France gets around three quarters of its power from nuclear energy, while others such as Belgium, South Korea, Sweden and Switzerland get one third or more. Japan, Germany and Finland get more than a quarter of their power from nuclear energy, while the USA gets almost one fifth.

The increased acceptance and use of nuclear energy means that a global approach is also needed to manage nuclear waste. Through our active involvement in the development of a global uranium stewardship program, we are working with all sectors in the nuclear fuel cycle. Ongoing technological advances in managing nuclear waste are being made.

So in summary, and from our perspective, we believe there are four key planks to achieving a healthy climate and a healthy global economy:

•        first, there needs to be a global effort by both the developed and developing world to reduce carbon in the atmosphere;
•        second, the solution will require behavioural and lifestyle changes involving industry, government and consumers to dramatically increase energy efficiency;
•        third, we need to rapidly deploy low-carbon energy sources such as nuclear power, gas, renewables and coal with carbon capture and storage; and
•        finally, any plan should not disadvantage the efforts of developing countries to lift their people out of poverty through economic growth.

We all know there is no silver bullet to address the issue. Climate Change is a global challenge in which every country needs to be involved and developed countries do need to take the lead. But no country can do this on its own and no country can do this without the active understanding and involvement of its citizens.

The recent commitments of China’s President Hu Jin Tao are exceptionally important in this regard as China is a key party to an effective international agreement to reduce emissions globally.

For BHP Billiton’s part we are taking a number of steps including:

•        setting ambitious energy and Greenhouse gas efficiency targets for our operations;
•        working to achieve a meaningful reduction in our internal energy use and our greenhouse gas emissions; and
•        supporting industry research and development into low emission technologies such as carbon capture and storage.

We continue to challenge ourselves to look for ways to reduce our footprint and to collaborate with others to achieve this. Along with the rest of the world, we now await the results of the Copenhagen discussions in December with keen interest. Political leadership is critical in setting a global framework within which to achieve the global objective of reduced emissions.

The other item that shareholders have asked me to address is executive remuneration. There has been some comment on our executive remuneration policy and practices and some misinformed reporting on what our CEO actually earned in 2009.

I want to assure you that despite what has been reported Marius did not receive a 51 per cent increase in his pay. Year on year his actual total remuneration was constant and his short term incentive decreased. His base salary was also frozen for this current financial year, that is 2009/2010, as were all Directors’ fees.

Having said that, we believe that the current global debate on executive remuneration is very important. It is in everyone’s interest for companies to be able to demonstrate alignment of interests between shareholders and executives.

Equally, the statutory reporting requirements of remuneration should reflect what executives actually get paid. Too often the debate occurs on the basis of theoretical accounting calculations of a Chief Executive’s potential remuneration which can create confusion.

It is important to understand that a large component of BHP Billiton’s executive remuneration is based on how we perform compared to our peers.
This may mean that in any one year executive remuneration may increase either more or less rapidly than total shareholder return.

In the longer run they are aligned. This is because an executive only benefits over time if BHP Billiton continually outperforms its peer group companies over the same period.

At BHP Billiton we believe that transparency of remuneration arrangements and open dialogue with shareholders is crucial in maintaining alignment of executive remuneration with shareholder interests.

Let me step back.

Our remuneration policy is overseen by the Remuneration Committee of the Board which, in turn, reports to the Board on its deliberations. That committee is chaired by John Buchanan, Senior Independent Director for BHP Billiton Plc. In its deliberations the Committee receives advice from independent adviser Kepler Associates as well as internal advice from remuneration specialists.

John Buchanan, as Remuneration Committee Chairman, has advocated the importance of both formal and informal consultation with institutional and retail shareholders and we ensure we adhere to that approach.

A key principle of our remuneration policy is the commitment to link executive pay to BHP Billiton’s performance and the creation of value for shareholders.
Put simply this means having the best people in the right job and taking the right level of risk in making decisions over the long term.

I don’t think there has been a better time to test the quality of management of any company and its compensation practices anywhere in the world than the past 12 months. BHP Billiton has performed very well, substantially outperforming an index of 23 peers in the natural resources and oil and gas sectors. I will come back to this shortly.

We are proud of this achievement and, particularly, of Marius and his leadership team – you will recall what I said earlier – good people make the difference in the delivery of sound results.

To achieve this link between pay and shareholder value, a large percentage of an executive’s remuneration package is therefore at risk. In other words it will only be earned if challenging performance targets are met. In Marius’ case, as the next slide will show, over 70 per cent of his total remuneration is at risk.

Let me explain how his compensation package is structured.

First, there is the fixed component, which is made up of base salary, pension and other benefits and represents 28 per cent of his total remuneration.

In 2008 Marius’ base pay was increased by 7 per cent. This amount was in line with the average amount by which remuneration was adjusted for employees and reflects the cost of living increase in the country in which he worked. We believe it is an important practice that executive remuneration is increased by the same amount as the remuneration paid to other employees irrespective of level.

His base pay was also increased by an additional 3 per cent on 1 October 2008 which was the first anniversary of his appointment as CEO. This reflected the number of dollars that the Board held back when he was appointed CEO so that we could evaluate his performance over the first year.

At the risk of repeating myself, there was no increase in his base salary this current financial year.

Second, there is the at risk component.

The first element of “at risk remuneration” is the short term incentive, which will only be earned if Marius achieves goals linked to BHP Billiton’s safety performance, business strategy and budget, as well as personal objectives and these are incorporated in the performance hurdles.

An executive only earns the at risk remuneration after he or she has met the Key Performance Indicators and performance hurdles. Half of the short term incentive that might be earned each year is delivered in the form of either deferred shares or options that must be held for two years. This operates like a holding lock.

This year Marius earned a cash award of 85 per cent of base salary which incorporated a zero outcome on safety.

Furthermore, consistent with good remuneration practice, the short term incentive is received half in cash this year and half in shares, which are only delivered after two years.

The second element of “at risk remuneration” is the long term incentive which is delivered in the form of Performance Shares under the Group’s Long Term Incentive Plan. This plan was introduced and approved by shareholders in 2004.

Performance is assessed at the end of five years and is measured by comparing BHP Billiton’s total shareholder returns against a peer group of companies as I mentioned earlier.

The performance hurdle is without doubt as tough as any I have seen. Not only does it run longer than most – five years – it also requires BHP Billiton to exceed the average Total Shareholder Returns of peer group companies by 5.5 per cent per annum – or 30.7 per cent over five years.

You can see that around 72 per cent of Marius’ pay is at risk and dependent on delivery of superior outcomes for BHP Billiton shareholders.

Now let me see if I can pull together what Marius actually receives in cash as distinct from statutory reporting requirements.

This slide summarises just how his remuneration is structured in terms of cash and shares that have vested in the period because performance hurdles have been met.

In 2009, he received total cash of $4.6 million comprising his base salary, pension contributions, as well as a dividend equivalent payment representing dividends paid on shares that have vested. This amount also includes a short term incentive cash award of $1.7 million.

Now we get to the complex part of his package and that is the at risk element of his remuneration in the form of Long Term Incentive Awards and Deferred Shares. These are approved every year by shareholders.

Just to remind you the Long Term Incentive Plan was introduced in 2004 and performance is assessed at the end of five years and is measured by comparing BHP Billiton’s total shareholder returns against a peer group of companies.

While the sharemarket rewarded shareholders well over this period, Marius and other executives did not receive any long term awards in 2007 and 2008 as the scheme was only introduced in 2004.

The first five year cycle of the Long-Term Incentive Plan ended on 30 June 2009 and Marius’ 2004 awards vested in August 2009. This is because at the end of that performance period, BHP Billiton ranked second out of 23 peer group companies.

This is what I referred to earlier about aligning executive pay with shareholder value creation.

Now let me give you a summary of how the Long Term Incentive Plan works over time. This slide outlines the awards made under this scheme since 2004. As you will see, the award from 2004 vested in 2009 because the performance hurdles were met and will be recorded in next year’s Annual Report.

In terms of those performance shares granted after 2004, they may or may not vest. By way of example, the expected value of the shares awarded in 2008 was calculated by the Committee’s independent advisers to be 31 per cent of face value.

What does this mean in terms of value creation for BHP Billiton shareholders? You can see in this slide what our out-performance means for shareholders.
Over that five year period $80 billion in enterprise value was created above our peer companies.

So in summary, we believe that our remuneration policy and structure are aligned with shareholders’ interests in that executives only benefit if shareholders also benefit.

Now, before we move to the business of the meeting I want to say a few words about my time at BHP Billiton.

During my 13 years with the company I've had the opportunity to work with some of the most talented individuals I've ever met in my working career.

With the support of the Board, Paul Anderson did a magnificent job of turning the company around in the late 1990s and setting the foundation for BHP Billiton today. Chip Goodyear laid the ground for the financial strength you saw evidence of earlier. Marius Kloppers has already made a substantial difference leading the organisation through some of the most difficult times faced since the 1930s. In the Board’s view Marius has few peers in understanding the dynamics of the commodities business.

I won't mention each of the Directors I've had the great pleasure to also work with but I appreciate the hard work and support they have given me. There are many others inside and outside of BHP Billiton that I would like to thank but of course time does not permit.

However one thing that does give me the greatest pleasure has been meeting so many shareholders and having a chance to discuss and address their concerns and suggestions. Without the support of shareholders we would not be the organisation we are today.

I know Jac Nasser and the Board, together with Marius, will take the Group to even greater heights.

I would now like to turn to the business of the meeting.

The Chairman then conducted the formal items of business.

Don Argus, Chairman, BHP Billiton

In closing the meeting, let me say again that the results for the 2009 financial year demonstrate the strength of the BHP Billiton Group and we continue to strive for continuous improvement.

BHP Billiton Limited will hold its Annual General Meeting on 26 November 2009 in Brisbane, Australia. The results of both meetings will be notified to the stock exchanges after that time and will be made available on our website.

I want to thank shareholders for your support over the past 13 years that I have been on the BHP Billiton Board and my 10 years as Chairman. It has always been my underpinning principle to respect shareholders as the owners of the Company, as it is to you that I am accountable for the Company’s governance and performance. It has been an outstanding highlight of my life and an extraordinary privilege to serve you as Chairman.

Thank you for attending, have a safe journey home and I wish you a happy and healthy festive season. I invite you to join us for refreshments.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209)
Date : October 29, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary